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                    U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 12b-25          SEC File Number:
                                                              0-15501

                           NOTIFICATION OF LATE FILING     CUSIP Number:
                                                            090008 20 2

                                  (Check One):

 [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:       September 30, 1999

         [ ] Transition Report on Form 10-K or 10-KSB
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q or 10-QSB
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended: ___________________________________

______________________________________________________________________________


             Read Attached Instruction Sheet Before Preparing Form.
                              Please Print or Type.

             Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________


______________________________________________________________________________

Part I -- Registrant Information

______________________________________________________________________________

         Full Name of Registrant
         Former Name if Applicable

            Bikers Dream, Inc.
         _____________________________________________________________________
         Address of Principal Executive Office (Street and Number)

            3810 Wacker Drive, Mira Loma, CA 91752
         _____________________________________________________________________
         City, State and Zip Code



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Part II -- Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III -- Narrative


State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

                                  (Attach Extra Sheets if Needed)

         The Registrant is currently engaged in negotiations concerning certain financing arrangements which the Registrant believes may be appropriate to report in its Form 10-QSB. The pending nature of these arrangements has resulted in delays in the preparation of the Form 10-QSB.

         It is anticipated that the Registrant will report a net loss for the fiscal quarter ended September 30, 1999 of approximately $500,000. However, inasmuch as the Registrant's financial statements have not yet been finalized, the estimate of these results is subject to further adjustment.





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Part IV -- Other Information


(1) Name and telephone number of person to contact in regard to this notification:

          Michael J. Fisher              (909)                  360-2500
    __________________________      _________         ______________________
             (Name)                (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [X]  Yes         [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                    [X]  Yes         [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Item III.


                               Bikers Dream, Inc.
                  ____________________________________________
                  (Name of Registrant as specified in charter)
             has caused this notification to be signed on its behalf
                  by the undersigned thereunto duly authorized

Date: November 16, 1999      By: /s/ Herm Rosenman
      _________________      ____________________________
                                 President and CEO


                                    ATTENTION
        Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001).